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SEC FILE NUMBER 1-04879

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Diebold, Incorporated

Full Name of Registrant

Former Name if Applicable
5995 Mayfair Road, PO Box 3077

Address of Principal Executive Office (Street and Number)
North Canton, Ohio 44720-8077

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, Diebold, Incorporated (the “Company”) has been in discussions with the Office of the Chief Accountant (the “OCA”) of the Securities and Exchange Commission (the “SEC”) with regard to its practice of recognizing certain revenue on a “bill and hold” basis in its North America business segment. As a result of those discussions, the Company determined that its previous, long-standing method of accounting for bill and hold transactions was in error, representing a misapplication of generally accepted accounting principles, and that it would discontinue its use of bill and hold as a method of revenue recognition in its North America and International businesses.
The Company will correct for that revenue previously recognized on a bill and hold basis by now recognizing that revenue upon customer acceptance of products at a customer location. Within the North America business segment, when the Company is contractually responsible for installation, customer acceptance will be upon completion of installation of all of the items at a job site and the Company’s demonstration that the items are in operable condition. In those instances when the Company is not contractually responsible for the installation, the Company will continue to recognize revenue upon shipment of the products to a customer location.
The Company’s corrected method of recognizing revenue will be adopted retroactively by restating previously issued financial statements and comes after an in-depth analysis and review with its independent registered public accounting firm, KPMG LLP, the Audit Committee of the Company’s Board of Directors and the OCA. Management of the Company has concluded that the Company’s financial statements for the fiscal years ended December 31, 2006, 2005, 2004 and 2003; the quarterly data in each of the quarters for the years ended December 31, 2006 and 2005; and the quarter ended March 31, 2007, should no longer be relied upon.
Additionally, the Company has announced that as a result of the SEC’s ongoing investigation, the Company and the Audit Committee, in consultation with their outside advisors, have been reviewing other accounting items, including various balance sheet accounts such as prepaids, accruals, capitalized assets, deferred revenue, and reserves within both the Company’s North America and International businesses. This review is not yet complete.
Based upon the current status of its review of all of these accounting items, the Company currently anticipates restating its financial statements for the years ended December 31, 2006, 2005; and the selected financial data for the years ended December 31, 2004 and 2003, solely through the filing of its Annual Report on Form 10-K for the year ended December 31, 2007. In addition, the Company currently intends to restate its financial statements for the quarter ended March 31, 2007 through the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
Accordingly, until the review of these other accounting items is completed, the Company will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 within the prescribed time period. The delays could not be eliminated without unreasonable effort or expense. The Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007 and Annual Report on Form 10-K for the year ended December 31, 2007 will be filed as soon as practicable after resolution of these issues.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kevin J. Krakora	(330)	490-4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

The Company has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Diebold, Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2008	By	Leslie A. Pierce Vice President and Controller